Exhibit 99.2

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ASCENTAGE PHARMA GROUP INTERNATIONAL

亞盛醫藥集團

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6855)

VOLUNTARY ANNOUNCEMENT

ASCENTAGE PHARMA RELEASES LATEST RESULTS FROM

MULTIPLE CLINICAL STUDIES IN 2025 EUROPEAN HEMATOLOGY
ASSOCIATION HYBRID CONGRESS (EHA)

Ascentage Pharma Group International (the “Company” or “Ascentage Pharma”) is pleased to announce that results from 13 studies of its core assets, including the novel drug olverembatinib (HQP1351), and the investigational EED inhibitor APG-5918, have been reported at the 2025 European Hematology Association (EHA) Annual Congress.

Notably, in multiple studies presented at this year’s EHA Annual Congress, the third-generation tyrosine kinase inhibitor (TKI) olverembatinib showed broad therapeutic potential and demonstrated particular clinical benefit in the treatment of Philadelphia chromosome-positive (Ph+) acute lymphoblastic leukemia (ALL). According to the results, olverembatinib demonstrated high complete remission (CR) and complete molecular response (CMR) rates, as well as favorable tolerability in the first-line treatment of newly diagnosed and relapsed/refractory Ph+ ALL, and specific subtypes of some hematologic malignancies (e.g., myeloid/lymphoid neoplasm with FGFR1 rearrangement). Furthermore, studies on various combinations of olverembatinib (with venetoclax plus azacitidine, the VP regimen, blinatumomab, or inotuzumab ozogamicin) have shown encouraging results that revealed olverembatinib’s potential in offering more treatment options and improved long-term prognoses to patients with Ph+ ALL.

In addition, a preclinical study of the investigational EED inhibitor APG-5918, another key asset in Ascentage Pharma’s pipeline, was featured in a poster presentation at the Congress. These data showed the potent antitumor activity of APG-5918 in T-cell lymphoma and support further clinical development of the agent.

Highlights of select abstracts of Ascentage Pharma presented at EHA 2025 are as follows (for detailed results from all 13 studies of the company’s assets, please visit the official website of the EHA):

Efficacy and Safety of Regimen with Olverembatinib and Blinatumomab for the Frontline Treatment of Ph-Positive or Ph-Like Acute Lymphoblastic Leukemia

●	Abstract number: PS1367

●	Format: Poster Presentation

●	Principal Authors: Prof. Hongsheng Zhou, Nanfang Hospital, Southern Medical University; Xiuli Xu, Nanfang Hospital, Southern Medical University

●	Highlights:

➢	This is a single-arm, single-center, prospective study that assessed the clinical experience with olverembatinib in combination with blinatumomab as a first-line treatment for patients with Ph+ or Ph-like ALL.

➢	Results from this study show that with a median follow-up duration of 17 months, all patients achieved CR following one cycle of treatment. At 18 months, the overall survival (OS) rate was 100% and the event-free survival (EFS) rate was 91.6%. The regimen was well tolerated and no patient experienced cardiovascular events. Notably, administration of olverembatinib and blinatumomab was not interrupted throughout the treatment course with no dose reduction required.

➢	These findings suggest that the combination of olverembatinib and blinatumomab offers promising clinical benefits and an optimal safety profile in patients with Ph+ or Ph-like ALL, thus representing a promising chemotherapy-free treatment option for patients with Ph+ ALL.

Combination of Olverembatinib and VP Regimen as First-Line Therapy for Adult Patients with Philadelphia Chromosome-Positive Acute Lymphoblastic Leukemia: A Single-Arm, Multicentre, Phase 2 Trial

●	Abstract number: PS1372

●	Format: Poster Presentation

●	Principal Authors: Prof. Jie Jin, The First Affiliated Hospital, Zhejiang University School of Medicine; Dr. Gaixiang Xu, The First Affiliated Hospital, Zhejiang University School of Medicine

●	Highlights:

➢	This single-arm, multicenter Phase II study assessed the efficacy and safety of olverembatinib in combination with the VP (vindesine-cisplatin) regimen (OVP) in the first-line treatment of adult patients with Ph+ ALL.

➢	Results from this study showed that in patients treated with the OVP induction therapy, the overall response rate (ORR) was 100%, the CR rate was 97.3%, and 89.2% (33/37) of patients achieved CMR within 3 treatment cycles. The 2-year OS and progression- free survival (PFS) rates were 96.3% and 96%, respectively.

➢	These findings suggest that the OVP regimen is effective in achieving a high CMR rate in the early treatment of patients with newly diagnosed Ph+ ALL, with surprisingly few toxic effects and good tolerability, thus representing a potential new treatment option in the first-line setting.

Efficacy and Safety of the Third-Generation Tyrosine Kinase Inhibitor Olverembatinib in Combination with Inotuzumab Ozogamicin for the Treatment of Adult Philadelphia Chromosome-Positive Acute Lymphoblastic Leukemia Patients With Relapsed Disease or Persistent Minimal Residual Disease Bridging to Hematopoietic Stem Cell Transplantation: A Phase II Study

●	Abstract number: PS1387

●	Format: Poster Presentation

●	Principal Author: Prof. Erlie Jiang, Institute of Hematology & Blood Diseases Hospital, Chinese Academy of Medical Sciences & Peking Union Medical College; Xiaoyu Zhang, Institute of Hematology & Blood Diseases Hospital, Chinese Academy of Medical Sciences & Peking Union Medical College

●	Highlights:

➢	This is an open-label, single-center Phase II study that evaluated the efficacy and safety of olverembatinib in combination with inotuzumab ozogamicin (INO) in patients with Ph/BCR-ABL1+ ALL who had relapsed or persistent MRD after at least three rounds of chemotherapy.

➢	Results from this study show that after receiving the treatment, all patients achieved hematologic CR, 11 patients achieved CMR, with an overall CMR rate of 78.6% and an MRD-negativity rate of 100%. 64.3% (n=9) of patients successfully underwent bridged allogeneic hematopoietic stem cell transplantation (allo-HSCT). The 2-year OS and relapse-free survival (RFS) rates were 88.2 ± 15.2% and 62.9 ± 17.9%, respectively.

➢	These findings suggest that olverembatinib in combination with INO can achieve deep molecular responses and was well tolerated in patients with Ph+ ALL who had relapsed disease or persistent MRD-positivity.

A Phase 2 Study of Olverembatinib for the Treatment of Myeloid/Lymphoid Neoplasms with FGFR1 Rearrangement

●	Abstract number: PF390

●	Format: Poster Presentation

●	Principal Authors: Prof. Suning Chen, The First Affiliated Hospital of Soochow University; Wenzhi Cai, The First Affiliated Hospital of Soochow University

●	Highlights:

➢	This is a Phase II study that evaluated the efficacy and safety of olverembatinib for the treatment of myeloid/lymphoid neoplasms with FGFR1 rearrangement (MLN-FGFR1).

➢	Results show that in the 13 patients who were analyzed for efficacy, 10 (76.9%) achieved CR/compete hematologic response (CHR), among whom 1 achieved complete cytogenetic response (CCyR, by a patient who received olverembatinib alone) and 1 patient achieved CMR at 2 months’ evaluation.

➢	In this study, olverembatinib showed a promising CR/CHR rate and favorable tolerability in MLN-FGFR1, potentially enabling allo-HSCT in greater numbers of eligible patients. These findings revealed an effective targeted therapy for MLN-FGFR1, a rare hematologic malignancy with a poor prognosis that currently lacks standard-of-care treatment.

Embryonic Ectoderm Development (EED) Inhibitor APG-5918 Exhibits Potent Antitumor Activity and Synergizes with Histone Deacetylase Inhibitor Tucidinostat in Preclinical T-Cell Lymphoma (TCL) Models

●	Abstract number: PS1993

●	Format: Poster Presentation

●	Principal Author: Dr. Eric Liang, Ascentage Pharma

●	Highlights:

➢	APG-5918 demonstrated potent inhibitory effects on the proliferation of TCL cell lines in vitro, showing superior activity compared to other EZH and EED inhibitors. Its combination with tucidinostat synergistically suppressed cell proliferation.

➢	APG-5918 induced dose-dependent apoptosis and cell cycle arrest in TCL cells.

➢	In a HuT102 cell line-derived xenograft (CDX) model, APG-5918 exhibited significant, dose-dependent antitumor activity, achieving complete tumor regression at 30 mg/kg with a 100% ORR. Its combination with tucidinostat synergistically enhanced antitumor activity.

➢	Mechanistically, APG-5918 modulated PRC2 complex and induced apoptosis and cell cycle arrest. Combination with tucidinostat further enhanced these effects.

➢	These findings provide strong rationale for the clinical development of APG-5918, both as a monotherapy and in combination with HDAC inhibitors, for TCL.

Cautionary Statement required by Rule 18A.05 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited: We cannot guarantee that we will be able to obtain further approval for, or ultimately market APG-5918 successfully.

By order of the Board

Ascentage Pharma Group International Dr. Yang Dajun

Chairman and Executive Director

Suzhou, People’s Republic of China, June 16, 2025

As at the date of this announcement, the Board comprises Dr. Yang Dajun as chairman and executive Director, Dr. Wang Shaomeng and Dr. Lu Simon Dazhong as non-executive DirectorsNote, and Mr. Ye Changqing, Mr. Ren Wei, Dr. David Sidransky, Ms. Marina S. Bozilenko, Dr. Debra Yu and Marc E. Lippman, MD as independent non-executive Directors.

Note: Dr. Wang Shaomeng and Dr. Lu Simon Dazhong are independent directors under NASDAQ rules.

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